[Brownstein | Hyatt Farber | Schreck Letterhead]

May 5, 2008	Rikard Lundberg Attorney at Law 303.223.1232 tel 303.223.8032 fax rlundberg@bhfs.com

Mr. Mark P. Shuman
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

RE:                            CrowdFunder, Inc., f/k/a Mauna Kea Enterprises, Inc. (the “Company”)
Amendment No. 3 to Form SB-2 Registration Statement on Form S-1 (the “Registration Statement”)
Filed May 5 , 2008
File No. 333-147918

Dear Mr. Shuman:

In response to your letters to Mark Kreloff dated March 3, 2008 and April 15, 2008 and on behalf of the Company, we provide the following responses to the comments contained in your letters.  We are also filing Amendment No. 3 to the Registration Statement simultaneously herewith.

General

1.                                      Please refer to comments 3 through 6 and 8 of our letter dated March 3, 2008.  We note that you will provide responses to these comments in your next amendment to the registration statement.  We may have further comment.

We incorporate our responses to your comments 3 through 6 and 8 into this letter and have revised our disclosure accordingly in Amendment No. 3 to the Registration Statement.

2.                                      We note your response to comment 7 of our letter dated March 3, 2008, relating to the provisions of Rule 10b-9. You state in your response that the December 2007 and January 2008 offerings were part of a single plan of financing with the October 2007 offering; however, the facts as you recite them do not necessarily indicate that this was the case.  First, none of the December or January investors executed a subscription agreement, as did the October investor.  Secondly, the offering prices were separately negotiated in all these offerings.  Please explain how you concluded that the offerings were part of the same plan of financing given all these facts.  Please also provide us with your analysis as to how a modification to the offering price is consistent with Rule 10b-9(a)(1)(A).  Finally, please tell us where you placed the funds you received from the investors in each of these offerings, from the time of receipt until completion of the January 2008 offering.

Each of the investors in the December 2007 and January 2008 private placements (which involved the same group of investors who elected to make their investments in two stages as described in our letter dated February 8, 2008) signed identical subscription agreements.  This subscription agreement was filed as Exhibit 4.4 to Amendment No. 2 to the Registration Statement and is the same form as the subscription agreement signed by the October 2007 investor, except the October 2007 agreement contained a reference to the minimum offering amount of $99,000 and an offering period expiring on January 31, 2008 that was not included in the December 2007 and January 2008 subscription agreements because the December 2007 sale satisfied the minimum offering amount upon closing.

We concluded that the sales were part of the same plan of financing because they were on identical terms with the sole exception being the offering price.  The reason for the lower price in the December 2007 and January 2008 placements was that the Company was not able to raise funds at the $.33 per share price and the Company needed working capital at that time due to its growing business and the prolonged registration process.  The proceeds from the October 2007 private placement were utilized on as-needed basis to pay the Company’s expenses as they became due.  The October 2007 investor approved both the lower price per share in the December 2007 and January 2008 private placements and the use of his funds on an as-needed basis prior to the fulfillment of the minimum offering amount.

Nonetheless, in order to inform investors of the risks and potential liabilities associated with these issuances of securities, we have expanded the rescission risk factor set forth in Amendment No. 3 to the Registration Statement to include a reference to the possibility that the Company may not have complied with Rule 10b-9 of the Securities Exchange Act of 1934, as amended, in connection with the October 2007 private placement.  In addition, the contingencies section of the Plan of Operation and the footnotes to the Company’s financial statements each include the October 2007 private placement as possibly subject to rescission rights.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

/s/ Rikard D. Lundberg

Rikard D. Lundberg